UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TUESDAY MORNING CORPORATION

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

89904V101

(CUSIP Number)

Tensile Capital Management LP

700 Larkspur Landing Circle, Suite 255

Larkspur, CA 94939

Attention: Douglas J. Dossey

Telephone: (415) 830-8160

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l (f) or 13d-l(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1	NAMES OF REPORTING PERSONS Douglas J. Dossey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,000*
	8	SHARED VOTING POWER 30,158,593**
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 30,158,593**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,210,593**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Does not include 29,091 shares of restricted stock held by Mr. Dossey, all of which will vest on November 16, 2022 subject to continued membership on the Issuer’s Board of Directors.
**	Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.
***

This calculation is based on 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, plus the warrants to purchase 10,000,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS Arthur C. Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 30,158,593*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 30,158,593*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,158,593*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.
**

This calculation is based on 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, plus the warrants to purchase 10,000,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS Tensile Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,158,593*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,158,593*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,158,593*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

*	Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.
**

This calculation is based on 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, plus the warrants to purchase 10,000,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS Tensile Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,158,593*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,158,593*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,158,593*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.
**

This calculation is based on 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, plus the warrants to purchase 10,000,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS Tensile Capital Partners Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,158,593*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,158,593*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,158,593*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.
**

This calculation is based on 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, plus the warrants to purchase 10,000,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS Tensile Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,158,593*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,158,593*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,158,593*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.
**

This calculation is based on 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, plus the warrants to purchase 10,000,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS Osmium Partners (Equation), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,158,593*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,158,593*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,158,593*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.
**

This calculation is based on 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, plus the warrants to purchase 10,000,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS Osmium Partners (Larkspur SPV), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,158,593*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,158,593*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,158,593*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes warrants to purchase 10,000,000 shares of Common Stock at an exercise price of $1.65 per share.
**

This calculation is based on 85,767,021 shares of Common Stock outstanding as of May 9, 2022, as reported by the Issuer in its Current Report on Form 10-Q, filed with the SEC on May 12, 2022, plus the warrants to purchase 10,000,000 shares of Common Stock.

EXPLANATORY NOTE

This Amendment No. 1 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 19, 2021 (the “Schedule 13D”) is being filed on behalf of Douglas J. Dossey, Arthur C. Young, Tensile Capital Management LP, a Delaware limited partnership (“TCM LP”), Tensile Capital Management GP LLC, a Delaware limited liability company (“TCM LLC”), Tensile Capital Partners Master Fund LP, a Cayman Islands exempted limited partnership (“Tensile Master Fund”), Tensile Capital GP LLC, a Delaware limited liability company (“Tensile GP”), Osmium Partners (Larkspur SPV), LP, a Delaware limited partnership (“Osmium Larkspur”) and Osmium Partners (Equation) LLC, a Delaware limited liability company (“Osmium Equation”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer

(a) – (b)

The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D Amendment are hereby incorporated by reference into this Item 5.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock, except to the extent of any pecuniary interest therein, other than the shares owned directly and of record by such Reporting Person. Mr. Dossey and TCM LP, TCM LLC, Tensile GP and Tensile Master Fund may be deemed to share with Osmium Equation beneficial ownership of 30,210,593 shares of Common Stock. Mr. Young and TCM LP, TCM LLC, Tensile GP and Tensile Master Fund may be deemed to share with Osmium Equation beneficial ownership of 30,158,593 shares of Common Stock.

(c)     Not applicable.

(d)    Not applicable.

(e)    Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

Voting Agreement

On September 9, 2022, the Issuer, Tuesday Morning, Inc. (the “Borrower”), certain other subsidiaries of the Company, certain members of management of the Company (the “Management Purchasers”), and TASCR Ventures, LLC (the “SPV” and, together with the Management Purchasers, the “Purchasers”), a special purpose entity formed by Retail Ecommerce Ventures LLC (“REV”) and Ayon Capital, L.L.C., entered into a Note Purchase Agreement, dated as of September 9, 2022 (the “Note Purchase Agreement”). Pursuant to the Note Purchase Agreement, the SPV will purchase: (i) $7.5 million in aggregate principal amount of junior secured exchangeable notes to be issued by the Borrower (the “FILO C Convertible Notes”); and (ii) $24.5 million in aggregate principal amount of junior secured exchangeable notes to be issued by the Borrower (the “SPV Junior Convertible Notes” and, together with the FILO C Convertible Notes, the “Convertible Notes”). In addition, the Management Purchasers will purchase $3.0 million of junior secured exchangeable notes to be issued by the Borrower. None of the Reporting Persons are purchasers under the Note Purchase Agreement.

In connection with the Note Purchase Agreement, the Issuer and Osmium Larkspur entered into a Voting Agreement, dated as of September 12, 2022 (the “Voting Agreement”). Pursuant to the Voting Agreement, Osmium Larkspur has agreed to vote the 20,158,593 shares of Common Stock it beneficially owns (the “Owned Shares”) to approve, at any meeting of stockholders, an amendment to the Issuer’s certificate of incorporation to (i) increase the number of authorized shares of Common Stock in an amount sufficient to allow for the conversion in full of the Convertible Notes and provide such additional authorized shares as shall be determined appropriate by the Issuer’s Board of Directors and (ii) authorize the Issuer to effect a reverse stock split of the Common Stock at a ratio sufficient to cause the Issuer to regain compliance with the minimum bid price requirements under Nasdaq’s listing rules and allow for the conversion in full of the Convertible Notes . In connection therewith, Osmium Larkspur has irrevocably appointed the officers of the SPV as its proxy to vote the Owned Shares in accordance with the Voting Agreement. Osmium Larkspur further agreed not to transfer the Owned Shares or enter into any hedging transactions with respect to the Owned Shares during the term of the Voting Agreement. The Voting Agreement will terminate upon the earliest to occur of (1) approval of the Certificate of Incorporation Amendment; (2) termination of the Note Purchase Agreement in accordance with its terms; and (3) December 31, 2022.

The foregoing description of the Voting Agreement is qualified in its entirety by the full text of the Voting Agreement, which is attached at Exhibit 99.6 hereto and is incorporated herein by reference.

Letter Agreement

On September 9, 2022, Osmium Partners, Osmium Equation and Tensile entered into a letter agreement (the “Letter Agreement”) pursuant to which the parties have agreed, except as otherwise agreed by the parties, that upon the expiration or earlier termination of the transfer restrictions set forth in the Voting Agreement, the partnership agreements for Osmium Larkspur and Osmium Equation will be terminated. Upon termination of the partnership agreements, Osmium Partners and Tensile will receive distributions of the shares of Common Stock and warrants held by Osmium Larkspur pro rata in accordance with their respective economic interests in Osmium Larkspur. Osmium Partners currently expects to receive 5,995,282 shares of Common Stock and warrants to purchase 2,974,058 of Common Stock upon termination of the partnership agreements. Tensile would receive 14,163,311 shares of Common Stock and warrants to purchase 7,025,942 shares of Common Stock.

The foregoing description of the Letter Agreement is qualified in its entirety by the full text of the Letter Agreement, which is attached at Exhibit 99.7 hereto and is incorporated herein by reference.

Termination of Directors Agreement

On December 31, 2020, the Issuer, Osmium Partners and Osmium Larkspur entered into an agreement pursuant to which Osmium Partners and Osmium Larkspur are entitled to appoint three directors to the Issuer’s Board of Directors (the “Directors Agreement”). On September 9, 2022, the Issuer, Osmium Partners and Osmium Larkspur entered into a letter agreement whereby the parties agreed to terminate the Directors Agreement (the “Termination Agreement”), effective upon closing of the transactions contemplated by the Note Purchase Agreement. Pursuant to the terms of the Note Purchase Agreement, the termination of the Directors Agreement is a condition to closing of the transactions contemplated by the Note Purchase Agreement.

The foregoing description of the Termination Agreement is qualified in its entirety by the full text of the Termination Agreement, which is attached as Exhibit 99.8 hereto and is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Description

99.6	Voting Agreement, dated as of September 12, 2022, by and among the Issuer and Osmium Larkspur (incorporated by reference to Exhibit 99.6 of Amendment No.1 to Schedule 13D filed by Osmium Partners, LLC with the SEC on September 14, 2022 in respect of Tuesday Morning Corporation).

99.7	Letter Agreement, dated as of September 9, 2022, by and among the Osmium Partners, Osmium Equation and Tensile (incorporated by reference to Exhibit 99.7 of Amendment No.1 to Schedule 13D filed by Osmium Partners, LLC with the SEC on September 14, 2022 in respect of Tuesday Morning Corporation).

99.8	Termination Agreement, dated as of September 9, 2022, by and among the Issuer, Osmium Partners, LLC and Osmium Larkspur (incorporated by reference to Exhibit 99.8 of Amendment No.1 to Schedule 13D filed by Osmium Partners, LLC with the SEC on September 14, 2022 in respect of Tuesday Morning Corporation).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2022

Douglas J. Dossey

Tensile Capital Management LP

Tensile Capital Management GP LLC

Tensile Capital Partners Master Fund LP

Tensile Capital GP LLC

Osmium Partners (Equation) LLC

Osmium Partners (Larkspur SPV), LP

By:	/s/ Douglas J. Dossey
Douglas J. Dossey, for (i) himself, (ii) as
Managing Partner of Tensile Capital Management LP, for itself, (iii) as Manager of Tensile Capital
Management LLC, for itself, (iv) as Manager of Tensile Capital GP, for itself and as General Partner of Tensile Capital Partners
Master Fund LP, for itself and as Managing
Member of Osmium Partners (Equation) LLC, for itself, and as General Partner of

Osmium Partners (Larkspur SPV), LP

By:	/s/ Arthur C. Young
Arthur C. Young, for himself